EXHIBIT 99.2

Galloway Capital Partners, LLC

March 6, 2024

Mark Carden, Chairman

Charles K. Njuguna, Chief Executive Officer

Koil Energy Solutions, Inc.

1310 Ronkin Road

Houston, TX 77073

Dear Mssrs. Carden and Njuguna:

We have been shareholders of Koil Energy Solutions, Inc. (the “Company” or “Koil”) for over a year. We are quite disappointed with the performance of the Company’s common stock. We continue to believe the Company is significantly undervalued and that they are at the forefront of a capital deployment cycle in the Gulf of Mexico which should significantly benefit shareholders.

In addition, we would like to recommend a candidate to be selected by us to be appointed to the Company’s Board of Directors. This individual will have strong public board and capital markets experience and will actively assist in working with the Board and management to create shareholder value.

Please let me know when you would be available to discuss these important matters. I can be reached at: bgalloway@gallowaycap.com or 917-405-4591.

Very truly yours,

Bruce Galloway

President and Chief Investment Officer